Filed by Spectra Energy Corp Pursuant to Rule 425 under the Securities Act of 1933 and deemed filed pursuant to Rule 14a-12 under the Securities Exchange Act of 1934   Subject Company: Spectra Energy Corp (Commission File No. 001-33007) Date: September 6, 2016

Safe Harbor Statement Some of what we’ll discuss today concerning future company performance will be forward-looking information within the meanings of the securities laws. Actual results may materially differ from those discussed in these forward-looking statements, and you should refer to the additional information contained in Spectra Energy and Spectra Energy Partners’ Forms 10-K and other filings made with the SEC concerning factors that could cause those results to differ from those contemplated in today’s discussion. As this is a joint presentation, the terms “we,” “our,” and “us” refer to Spectra Energy and/or Spectra Energy Partners, as appropriate.

Important Additional Information In connection with the proposed transaction, Enbridge will file with the Securities and Exchange Commission (the “SEC”) a Registration Statement on Form F-4 that will include a Proxy Statement of Spectra and a Prospectus of Enbridge, as well as other relevant documents concerning the proposed transaction.  The proposed transaction involving Enbridge and Spectra will be submitted to Spectra’s stockholders for their consideration.  This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval.  STOCKHOLDERS OF SPECTRA ARE URGED TO READ THE REGISTRATION STATEMENT AND THE PROXY STATEMENT/PROSPECTUS REGARDING THE TRANSACTION WHEN IT BECOMES AVAILABLE AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THOSE DOCUMENTS, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION.  Stockholders will be able to obtain a free copy of the definitive proxy statement/prospectus, as well as other filings containing information about Enbridge and Spectra, without charge, at the SEC’s website (http://www.sec.gov).  Copies of the proxy statement/prospectus and the filings with the SEC that will be incorporated by reference in the proxy statement/prospectus can also be obtained, without charge, by directing a request to Enbridge, Investor Relations, 200, Fifth Avenue Place, 425 - 1st Street S.W., Calgary, Alberta, Canada T2P 3L8, (403) 266-7922, or to Spectra, Investor Relations, 5400 Westheimer Court, Houston, TX 77056-5310, (713) 627-5400. Participants in THE Solicitation Enbridge, Spectra, their respective directors and executive officers and other persons may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction.  Information regarding Enbridge’s directors and executive officers is available in its Annual Report on Form 40-F for the year ended December 31, 2015, which was filed with the SEC on February 19, 2016, and its notice of annual meeting and management proxy circular for its 2016 annual meeting of common shareholders, which was furnished to the SEC under cover of a Form 6-K filed with the SEC on March 31, 2016.  Information regarding Spectra’s directors and executive officers is available in Spectra’s proxy statement for its 2016 annual meeting filed on Schedule 14A, which was filed with SEC on March 16, 2016.  Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the proxy statement/prospectus and other relevant materials filed with the SEC.  Free copies of this document may be obtained as described in the preceding paragraph.

Video Highlights Insert video clip

The Power of Our Growing Portfolio

Spectra Energy

Natural Gas Transmission Pipe:	~19,000 mi
Natural Gas Storage Capacity:	~300 Bcf
Natural Gas Gathering Pipe:	~70,000 mi
Crude Transmission Pipe:	1,700 mi
DCP NGL Transmission Pipe:	2,100 mi
SE Gas Processing Capacity:	3.7 Bcf/d
2Q16 DCP Gathered and Processed:	6.7 Tbtu/d
2Q16 DCP NGLs Produced:	416 MBbl/d
Distribution Pipe:	40,300 mi
Union Gas Retail Customers:	1.4 million



Western Canada Transmission & Processing
Express
Platte
Union Gas
Maritimes & Northeast
Algonquin
NEXUS
Texas Eastern
Big Sandy
East Tennessee
Ozark
DCP Midstream
Sabal Trail
Southeast Supply Header
Gulfstream
Valley Crossing
Natural gas storage
Major crude oil storage
Major oil pipeline terminal
Natural gas processing plant
LNG plant/storage
Union Gas distribution service area
Shale formations
DCP processing plant
DCP natural gas gathering pipeline
DCP propane terminal
DCP storage

STABLE. DISCIPLINED. RELIABLE.

TOWN HALL MEETING | 6

Source: Spectra Energy and Enbridge investor presentations. The Power of Our Combined, Growing Portfolio

Multiple strategic growth platforms Spectra Energy U.S. presence and utility customer base enhances growth opportunities for Enbridge’s top-10 North American position

Corporate Governance Company name: Enbridge CEO: Al Monaco Chairman of the Board: Greg Ebel Board makeup: 13 5 from Spectra Energy 8 from Enbridge Corporate headquarters: Calgary Natural gas business based in Houston with Bill Yardley as the business head Union Gas continues to be headquartered in Chatham CFO: John Whelen

What about me? Business as usual until the close For non-unionized employees, generally no change in compensation or benefits, other than in the ordinary course of business For unionized employees, the terms of the collective agreement will apply  After close Wages and benefits will generally be no less favorable in the aggregate for a period of one year Non-unionized employees terminated as a result of the transaction, in the 18 months following the close, will have a severance consistent with current practice For unionized employees, the terms of the collective agreement will apply  Communication Regular updates will be provided as we have more information to share Questions can be directed to enbridgetransaction@spectraenergy.com Additional Enbridge information can be found at www.Enbridge.com Note:  This is intended to be a general overview only.  The terms and conditions of the applicable benefit plans, policies and programs, the collective bargaining agreements and the merger agreement govern in the event of any discrepancy.